FORM 4	OMB APPROVAL

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	OMB Number:	3235-0287
	Expires:	September 30, 1998
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Please Print or Type Responses)

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Wood Cathy L.			SM&A (WINS)	[ ] Director
[ ] 10% Owner
(Last)	(First)	(Middle)	3. IRS or Social Security Number of Reporting Person (Voluntary)	[X] Officer (give title below)
c/o SM&A 4695 MacArthur Court, 8th Floor				[ ] Other (Specify below)

(Street)			4. Statement of Month/Year	Chief Financial Officer and Corporate Secretary
Newport Beach CA 92660			March 2002	7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person
(City)	(State)	(Zip)	5. If Amendment, Date of Original (Month/Year)	[ ] Form filed by More than One Reporting Person
March 28, 2002

TABLE 1 — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price

Common Stock	03/20/02	M		75,000	A	$1.531	75,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-96)

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Employee Stock Option (right to buy)	$1.531	03/20/02	M			75,000	(1)	09/30/10	Common Stock	75,000		175,000	D

Explanation of Responses:

(1) As of December 31, 2001, the option had vested as to 146,875 shares. The remaining 103,125 shares subject to the option will vest in eleven quarterly installments of 9,375 shares.

**Intentional misstatements or omissions of fact constitute Federal Criminal Violations.	/s/ Cathy L. Wood Signature of Reporting Person	March 28, 2002 Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.		Page 2